April 13, 2010

Jeffrey Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-6010

Re:          Talecris Biotherapeutics Holdings Corp.

Registration Statement on Form S-4

Filed April 13, 2010

Dear Mr. Riedler:

On behalf of Talecris Biotherapeutics Holdings Corp. and the additional registrants, we hereby submit the accompanying Form S-4 registration statement to register an A/B note exchange.

If you have any questions or comments, please contact the undersigned at (212) 549-0393 or David Mittelman at (415) 659-5943.

Sincerely,

/s/ Aron Izower

Reed Smith LLP

Cc:	Securities and Exchange Commission
Bryan Pitko

Talecris Biotherapeutics Holdings Corp.
John F. Gaither, Jr.

Reed Smith LLP
David Mittelman